AB
3/3

[redacted]

10027865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted] 50933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Catalyst Financial, LLC

OFFICIAL USE ONLY
45025
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Federal Highway, Suite 201
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Steven N. Bronson (561)-362-4199
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC
121

JD
3/9/2010

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven N. Bronson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Catalyst Financial, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

state of Florida
County of Palm Bch

Signature Steven Bronson

President

Title

2.17.10

Notary Public

This report ** contains (check all applicable):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CATALYST FINANCIAL, LLC

Financial Statements and Supplementary Information

December 31, 2009

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

CATALYST FINANCIAL, LLC
Financial Statements and Supplementary Information
December 31, 2009

CONTENTS

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Members
Catalyst Financial, LLC

We have audited the accompanying statement of financial condition of Catalyst Financial, LLC, (the "Company") as of December 31, 2009, and the related statements of income (loss) and comprehensive loss, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catalyst Financial, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 22, 2010

CATALYST FINANCIAL, LLC
Statement of Financial Condition
December 31, 2009

Assets		
Current assets:		
Cash and cash equivalents	$	21,589
Prepaid expenses		17,302
Total current assets		38,891
Other asset:		
Restricted stock		131,100
Total assets	$	169,991
Liability and Members' Equity		
Current liability:		
Accounts payable and accrued expenses	$	10,340
Members' equity:		
Equity		199,551
Accumulated other comprehensive loss		(39,900)
Total members' equity		159,651
Total liability and members' equity	$	169,991

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Income (Loss) and Comprehensive Loss
For The Year Ended December 31, 2009

Operating revenue:	
Consulting income	$ 168,000
Operating expenses:	
Salaries and related expenses	65,253
Office rent	6,000
Insurance expense	10,655
Licenses and fees	18,657
Professional fees	44,610
Other operating expenses	34,752
Total operating expenses	179,927
Net operating loss	(11,927)
Investment income (expense):	
Investment income	855
Interest expense	(305)
Net investment income	550
Net loss	(11,377)
Other comprehensive loss:	
Unrealized loss - Restricted stock:	
Unrealized holding loss arising during period	(39,900)
Comprehensive loss	$ (51,277)

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2009

	Equity	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance, December 31, 2008	$ 210,928	$ -	$ 210,928
Net loss	(11,377)	-	(11,377)
Other comprehensive loss	-	(39,900)	(39,900)
Balance, December 31, 2009	$ 199,551	$ (39,900)	$ 159,651

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Cash Flows
For The Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (11,377)
Adjustments to reconcile net loss to net cash used in operating activities:	
Consulting income	(108,000)
(Increase) decrease in:	
Deposit	4,334
Prepaid expenses	(2,819)
Increase in:	
Accounts payable and accrued expenses	(8,109)
Net cash used in operating activities and net decrease in cash and cash equivalents	(125,971)
Cash and cash equivalents, beginning of year	147,560
Cash and cash equivalents, end of year	$ 21,589

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Notes To The Financial Statements
For The Year Ended December 31, 2009

Note 1 - Summary of Significant Accounting Policies:

Organization

Catalyst Financial Corporation was originally formed in the state of Florida on April 3, 1996, became a broker/dealer on September 28, 1998 and changed its operating name to Catalyst Financial, LLC (the "Company") on January 21, 2000. The Company's business activities include raising capital from institutional and individual investors, private placements and investment banking. The members' liability is limited to the assets of the Company. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") in order to carry on business as a registered broker. The Company is registered to do business in all fifty states of the United States, including the District of Columbia, except for Tennessee.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis in which revenues are recognized upon satisfaction of the contingency.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Transactions

The Company's securities transactions and related revenues are recorded in the financial statements on a settlement-date basis.

Subsequent Events

Management has reviewed subsequent events through February 22, 2010, the date at which the statements were approved and available for issuance.

Income Taxes

The Company has elected to be taxed as a partnership and is not subject to federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to his proportionate share of the Company's taxable income. Accordingly, no liability for federal, state or local income taxes is reflected in the accompanying financial statements.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Income Taxes (Continued)

The Company accounts for uncertainty in income taxes in accordance with the Income Tax Topic of the FASB Accounting Standards Codification (FASB ASC). The Company previously filed Federal and Connecticut income tax returns; however, now only files a Federal income tax return, which represents the major tax jurisdiction of the Company. The statutes of limitations for Federal tax years 2006 through 2009 remain open for audit and State tax years 2006 through 2008 remain open for audit under the various statutes of limitations.

Note 2 - Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2009, the Company had net capital of $11,249, which was $6,249 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.9192 to 1.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it uses another firm for security clearing. Additionally, during 2009 the Company did not hold or clear any customer securities or cash.

Note 3 - Related Party Transactions:

Office Rent

One of the members of the Company is the President of a related party that the Company had entered into a sub-lease agreement with for the use of office space. The agreement provides for monthly rent payments of $500 through December 31, 2011. During 2009, the Company paid $6,000 for the use of the office space. As of December 31, 2009, there is no amount payable to the related party. Minimum lease payments for the next two years are $6,000.

Consulting Income

On June 6, 2008, the Company entered into a consulting agreement with a publicly traded company. A member of the Company is the President and Chief Executive Officer of the publicly traded company. Under the agreement, the Company is to seek out and identify prospective target companies for mergers, acquisitions, business combinations and similar transactions. The Company receives a monthly fee in the amount of $5,000 commencing on June 6, 2008, and continuing on the first day of each successive month thereafter until January 1, 2010. During 2009, the Company received $60,000.

In addition to the monthly fee, the Company has also been given a common stock grant, where the related party will issue 120,000 shares of its $0.01 par value common stock to the Company. The shares were issued and valued as of the closing price of the common stock on June 3, 2008. The shares issued vest at a rate of 6,000 shares per month, commencing on June 30, 2008, and an additional 6,000 shares vest on the last day of each successive month thereafter until January 31, 2010, which is the termination date of the agreement. For the year ended December 31, 2009, the Company vested in 72,000 common shares and has valued the shares in accordance with the agreement, which represents $108,000 of additional consulting income. As of December 31, 2009, the Company has received 114,000 shares from the publicly traded company.

Note 4 - Concentration:

The cash payments and the common stock grant received from the consulting agreement represents 100% of the Company's operating revenue. (See Note 10 - Subsequent Events)

Note 5 - Restricted Stock:

As described in Note 3 - Related Party Transactions, the Company received a common stock grant for 120,000 shares of a related party's common stock. The Company has valued the shares vested during 2009 in accordance with the agreement, which is at $1.50 per share at the valuation date. The restriction on the common stock is as defined by the Securities and Exchange Act of 1933 (the "Act") and were issued in reliance with Section 4(2) of the Act and as a result are classified as non-current assets.

Note 6 - Fair Value of Financial Instruments:

The Company has determined the fair value of certain assets through the application of fair value measurements in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (FASB ASC). The cost basis of the restricted stock as of December 31, 2009 is $171,000. Fair value of securities classified as available-for-sale at December 31, 2009 is $131,100. The loss position for the securities has been continuous since November 2, 2009. The financial assets are valued on a recurring basis using level 1 inputs, which are based on unadjusted quoted market prices within active markets for identical assets. Valuation techniques utilized to determine fair value are consistently applied.

Note 7 - Leases:

The Company entered into an operating lease agreement for a vehicle. The lease agreement provided for monthly payments of $516 and terminated on May 31, 2009. For the year ended December 31, 2009, the Company paid $2,766 in lease payments and related expenses.

Note 8 - Profit Sharing Plan:

The Company has a profit sharing plan that covers all members who have completed one year of service and are 21 years old. Contributions to the plan are discretionary. For the year ended December 31, 2009, the Company contributed $10,917 to the plan and incurred $5,525 in expenses related to sponsoring the plan. (See Note 10 - Subsequent Events)

Note 9 - Material Event:

On December 2, 2009, the Company entered into a purchase agreement with BKF Capital Group, Inc ("BKF") (a related party) to sell 100% of the membership interest of the Company to BKF for a purchase price of $87,500. The agreement contains certain covenants, primarily the approval of the transaction by FINRA. As of February xx, 2010, the Company has not received regulatory approval of the transaction.

<u>Note 10 - Subsequent Events</u>:

On January 27, 2010, the Managing Member of the Company made a capital contribution to the Company in the amount of $10,000.

On February 3, 2010, the Company entered into a consulting agreement to provide investment banking and advisory services. The agreement is for a four month period where the Company will receive $12,500 per month.

During 2009, the Company terminated the profit sharing plan and all funds were liquidated in February of 2010.

CATALYST FINANCIAL, LLC
Computation of Net Capital
For The Year Ended December 31, 2009

Total ownership equity from statement of financial condition	$ 159,651
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	148,402
Net capital	$ 11,249

CATALYST FINANCIAL, LLC
Notes to Computation of Net Capital
For The Year Ended December 31, 2009

1 **Nonallowable assets:**

Nonallowable assets from the statement of financial condition		
Prepaid expenses	$	17,302
Restricted stock		131,100
Total nonallowable assets	$	148,402

2 **Net capital reconciliations:**

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2009	$	11,249

CATALYST FINANCIAL, LLC
Computations of Basic Net Capital Requirements and Aggregate Indebtedness
For The Year Ended December 31, 2009

Minimum net capital required (6 2/3% of $10,340)	$	689
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	6,249
Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness)	$	10,215
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	10,340
Ratio of aggregate indebtedness to net capital		0.9192

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members
Catalyst Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of Catalyst Financial, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KOSTIN, RUFFKESS & COMPANY, LLC

Catalyst Financial, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be control deficiencies and communicated them in writing to management and those charged with governance on February 22, 2010. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Catalyst Financial, LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 22, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives except for the deficiencies communicated in writing to management described above.

KOSTIN, RUFFKESS & COMPANY, LLC

Catalyst Financial, LLC
Page Three

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 22, 2010

CATALYST FINANCIAL, LLC

Report on Agreed-Upon Procedures

December 31, 2009

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To the Members of
Catalyst Financial, LLC
1 North Federal Highway, Suite 201
Boca Raton, FL 33432

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Catalyst Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Catalyst Financial, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Catalyst Financial, LLC's management is responsible for Catalyst Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, check register and copy of issued checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, computation of fair value of securities held and income statement for the 9 month period, April 1, 2009 through December 31, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, computation of fair value of securities held and income statement for the 9 month period, April 1, 2009 through December 31, 2009, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KOSTIN, RUFFKESS & COMPANY, LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 22, 2010